INFORMATION CIRCULAR

(containing information as at November 12, 2020 unless indicated otherwise)

For the Annual General Meeting

to be held on Tuesday, December 22, 2020

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of HIVE BLOCKCHAIN TECHNOLOGIES LTD. (the "Corporation") for use at the annual general meeting (the "Meeting"), of the shareholders (the "Shareholders") of the Corporation, to be held on Tuesday, December 22, 2020 at the time and place and for the purposes set forth in the accompanying notice of meeting and at any adjournment thereof. The enclosed instrument of proxy is solicited by the management of the Corporation. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Corporation. The cost of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the "Proxy") are directors and/or officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE CORPORATION'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE INVESTOR SERVICES INC., 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, OR BY TOLL FREE FAX 1.866.249.7775 NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

The Proxy must be signed and dated by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited with the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the Meeting, or any adjournment of it, at which the Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Proxy will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this information circular, the management of the Corporation is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the nominee.

For matters to be passed by ordinary resolution, a majority greater than one-half of the votes cast will be required to approve a motion. For matters to be passed by special resolution, a majority of not less than two-thirds of the votes cast will be required to approve such motion. In the event a motion proposed at the Meeting requires disinterested shareholder approval, common shares held by shareholders of the Corporation who have an interest in the motion and common shares held by their "associates", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

The authorized capital of the Corporation currently consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. There were 345,670,564 common shares of the Corporation issued and outstanding as of the close of business on November 12, 2020, each share carrying the right to one vote. There were no preferred shares issued and outstanding as of the close of business on November 12, 2020.

Only Shareholders of record as at the close of business on November 12, 2020 (the "Record Date") who either personally attend the Meeting (see "COVID-19 Precautions" below) or who have completed and delivered a form of Proxy in the manner and subject to the provisions described under the heading "Appointment and Revocation of Proxies" shall be entitled to vote, or have their common shares voted, at the Meeting, or any adjournment thereof. On any poll, each Shareholder of record holding common shares of the Corporation on the Record Date is entitled to one vote for each common share registered in his or her name on the list of shareholders as at the Record Date.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this information circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those common shares will not be registered in the Shareholder's name on the records of the Corporation. Such common shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). The common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the common shares on how to vote such shares on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications ("Broadridge"). Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote common shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such common shares are voted.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting common shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for a shareholder and vote common shares in that capacity (see "COVID-19 Precautions" below. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their common shares as a proxyholder.

The Corporation is not relying on the "notice-and-access" delivery procedures outlined in National Instrument 54-101 to distribute copies of the proxy related materials in connection with the Meeting.

Principal Holders of Voting Shares

To the knowledge of the directors and senior officers of the Corporation, there are no persons or corporations that beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Corporation as of November 12, 2020 other than:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding Shares
Genesis Mining Ltd.	55,145,585 (1)	15.95%
(1) As per public filings on www.sedi.ca

COVID-19 PRECAUTIONS

In light of the ongoing public health concerns related to COVID-19 and in order to comply with physical distancing measures imposed by the federal, provincial and municipal governments and to mitigate risk to the health and safety of our communities, shareholders and employees, the Corporation requests that shareholders not attend the Meeting in person. The Corporation encourages shareholders to instead vote their shares in advance of the Meeting via mail, facsimile or online.

If any shareholder does wish to attend the Meeting in person, please contact the Corporation’s Chief Financial Officer at (604) 664-1078 or info@hiveblockchain.com in order for arrangements to be made that comply with all recommendations, regulations and orders related to the COVID-19 pandemic. The Meeting can accommodate no more than ten people and attendance will be on a first come, first served basis. No shareholder who is experiencing any symptoms of COVID-19, including fever, cough or difficulty breathing will be permitted to attend the Meeting in person. The Corporation may take additional precautionary measures in relation to the Meeting as necessary or advisable in response to further developments related to the COVID-19 pandemic and shall comply with all applicable recommendations, regulations and orders related thereto. In the event it is not possible or advisable to hold the Meeting in person, the Corporation will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the Meeting entirely by electronic means, telephone or other communication facilities.

EXECUTIVE COMPENSATION

Definitions: For the purpose of this Information Circular:

“CEO” means an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

“closing market price” means the price at which the Corporation’s security was last sold, on the applicable date,

(a) in the security’s principal marketplace in Canada, or

(b) if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“external management company” includes a subsidiary, affiliate or associate of the external management company;

“grant date” means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan; “NEO” or “Named Executive Officer” means each of the following individuals:

(a) a CEO;

(b) a CFO;

(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

All references to “$” in this Information Circular refer to Canadian dollars. The Corporation reports its financial results in United States dollars, however, all compensation awarded to, earned by, paid to, or payable to Named Executive Officers and Directors is done so and described below in Canadian dollars, unless otherwise stated.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation provided to the Corporation’s NEOs is determined and reviewed by the Corporation’s Compensation Committee. In establishing executive compensation policies, the Compensation Committee takes into consideration the recommendations of management and, following discussion and review, reports them to the Corporation’s full Board of Directors for final approval. The members of the Compensation Committee are Dave Perrill and Frank Holmes.

Compensation for the Corporation’s NEOs consists of:

(a) Base Salary;

(b) Option Based Awards;

(c) Awards under the Corporation’s Restricted Share Unit Plan; and

(d) Eligibility to Receive Bonuses in the Form of Cash Payments.

Through its executive compensation practices, the Corporation seeks to provide value to its shareholders. Specifically, the Corporation's executive compensation structure seeks to attract and retain talented and experienced executives necessary to achieve the Corporation's strategic objectives, motivate and reward executives whose knowledge, skills and performance are critical to the Corporation's success, align the interests of the Corporation's executives and shareholders by motivating executives to increase shareholder value.

Within the context of the overall objectives of the Corporation's compensation practices, the Corporation determined the specific amounts of compensation to be paid to its executives during the year ended March 31, 2020 based on a number of factors, including the performance of the Corporation’s executives during the fiscal year, the roles and responsibilities of the Corporation’s executives, the Corporation's executives' historical compensation and performance, and any contractual commitments the Corporation has made to its executives regarding compensation.

The Board of Directors has not conducted a formal evaluation of the implications of the risks associated with the Corporation’s compensation policies. Risk management is a consideration of the Board of Directors when implementing its compensation policies and the Board of Directors do not believe that the Corporation’s compensation policies result in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Corporation.

Base Salary

The Corporation believes that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. The Corporation also believes that attractive base salaries can motivate and reward executives for their overall performance.

To the extent that the Corporation has entered into employment agreements with its executives, the base salaries of such individuals reflect the base salaries that the Corporation negotiated with them. The base salaries that the Corporation negotiated with its executives were based on the individual experience and skills of, and expected contribution from, each executive, the roles and responsibilities of the executive, the base salaries of the Corporation's existing executives and other factors.

Option Based Awards

The Corporation has in effect a stock option plan (the “Option Plan”) in order to provide effective incentives to directors, officers, senior management personnel and consultants of the Corporation and to enable the Corporation to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Corporation’s Shareholders. In determining option grants to the NEO’s, the Compensation Committee together with management takes into consideration factors that include the amount and exercise price of previous option grants, other forms and amounts of compensation, the NEOs experience, level of expertise and responsibilities, and the contributions of each NEO towards the completion of corporate transactions in any given fiscal year.

Under the Option Plan, the maximum number of common shares reserved for issuance pursuant to the exercise of stock options, in combination with all other security based compensation plans, shall not exceed10% of the issued common shares of the Corporation from time to time. The Option Plan was adopted by the Board on July 20, 2017 and last approved by Shareholders at the Corporation's previous annual general meeting of the Shareholders held on December 18, 2019. Under the policies of the TSX Venture Exchange, a rolling stock option plan must be re-approved by Shareholders on a yearly basis and as such, the Corporation will be asking Shareholders to re-approve the Option Plan at the Meeting. The significant terms of the Corporation’s Option Plan are set out below under the heading “Particulars Of Other Matters To Be Acted Upon – Re-Approval of Rolling Stock Option Plan”.

Awards under the Corporation’s Restricted Share Unit Plan

The Corporation has in effect a restricted share unit plan (the “RSU Plan”) in order to provide effective incentives to directors, officers, senior management personnel and consultants of the Corporation and to enable the Corporation to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Corporation’s Shareholders. In determining RSU grants to the Named Executive Officers, the Compensation Committee together with management takes into consideration factors that include the amount of previous RSU grants, other forms and amounts of compensation, the NEOs experience, level of expertise and responsibilities, and the contributions of each NEO towards the completion of corporate transactions in any given fiscal year.

Under the RSU Plan, the maximum number of common shares reserved for issuance is 10,000,000, and in combination with all other security based compensation plans, shall not exceed 10% the issued common shares of the Corporation from time to time. The RSU Plan was adopted by the Board on October 17, 2018 and last approved by Shareholders at the Corporation's previous annual general meeting of the Shareholders held on December 18, 2019. Under the policies of the TSX Venture Exchange, a restricted share unit plan must be re-approved by Shareholders on a yearly basis and as such, the Corporation will be asking Shareholders to re-approve the RSU Plan at the Meeting. The significant terms of the Corporation’s RSU Plan are set out below under the heading “Particulars of Other Matters to be Acted Upon – Re-Approval of Restricted Share Unit Plan”.

Eligibility to Receive Bonuses in the Form of Cash Payments

The Compensation Committee, together with recommendations from management, awards bonuses based on both individual performance and corporate success at various times throughout the year. At this time, the Corporation does not have any specific milestone criteria for issuing bonuses.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Corporation and none are proposed at this time.

Use of Financial Instruments

The Corporation does not have a policy that would prohibit a Named Executive Officer or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director. However, management is not aware of any Named Executive or director purchasing such an instrument.

SUMMARY COMPENSATION TABLE

In accordance with applicable legislation, the Corporation had two Named Executive Officers during the financial year ended March 31, 2020, namely Frank Holmes and Darcy Daubaras.

The following table sets forth particulars of all compensation paid to the Named Executive Officers during the years ended March 31, 2020, 2019, and 2018, expressed in Canadian dollars.

					Non-equity incentive
					plan compensation ($)			All
	Financial		Share-	Option-		Long-		other	Total
NEO Name	Year		based	based	Annual	term	Pension	comp-	comp-
And	ended	Salary	awards	awards	incentive	incentive	value	ensation	ensation
Principal Position	March 31	($)	($)	($)	plans	plans	($)	($)	($)
Frank Holmes (1)	2020	Nil	145,000 (3)	137,140 (4)	Nil	Nil	Nil	78,000 (1)	360,140
(Interim CEO and Interim	2019	Nil	Nil	Nil	Nil	Nil	Nil	82,000	82,000
Executive Chairman)	2018	Nil	Nil	396,880 (6)	80,000	Nil	Nil	15,000	491,880
Darcy Daubaras (2)	2020	180,000	145,000 (3)	137,140 (4)	100,000	Nil	Nil	Nil	562,140
(CFO)	2019	90,000	Nil	103,555 (5)	Nil	Nil	Nil	Nil	193,555
	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) Frank Holmes has served as Interim CEO and Interim Executive Chairman since August 31, 2018. Prior to that he served as Non-Executive Chairman since August 23, 2017. Mr. Holmes earns director’s fees of $60,000 per year commencing January 1, 2018 and $2,000 per Board Meeting attended since August 31, 2018.

(2) Darcy Daubaras has served as CFO since October 1, 2018.

(3) On February 10, 2020, the Corporation granted 500,000 restricted shares units (“RSUs”) (vesting quarterly over two years) to each of Frank Holmes and Darcy Daubaras. All share-based awards for the year ended March 31, 2020 reflect a dollar amount of RSUs that were granted to each NEO on February 10, 2020. Fair value of the RSUs was calculated using the closing price of the Corporation’s common shares on the TSX Venture Exchange on the trading day before the grant of February 7, 2020, which was $0.29. These values do not represent actual amounts received by the NEOs as the value will depend on the market value of the shares on the date that the RSUs vest. None of these RSUs vested in the year ended March 31, 2020.

(4) On February 10, 2020, the Corporation granted 500,000 options (vesting quarterly over two years) to each of Frank Holmes and Darcy Daubaras exercisable at a price of $0.29 per share until February 10, 2030. A “grant date fair value” has been attributed to these non-cash option-based awards. The value of these options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 120%; ii) expected life: 6.00 years; iii) risk-free interest rate: 1.32%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation’s financial statements.

(5) On December 21, 2018, the Corporation granted 500,000 options (with certain vesting provisions) to Darcy Daubaras, exercisable at a price of $0.27 per share until December 21, 2028. A “grant date fair value” has been attributed to these non- cash option-based awards. The value of these options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 104%; ii) expected life: 2.7 years; iii) risk-free interest rate: 2.00%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation’s financial statements.

(6) On September 14, 2017 the Corporation granted 2,500,000 options to Frank Holmes exercisable at a price of $0.30 per share until September 14, 2027. A “grant date fair value” has been attributed to these non-cash option-based awards. The value of these options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 65%; ii) expected life: 4.99 years; iii) risk-free interest rate: 1.96%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation’s financial statements.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all outstanding share-based and option-based awards granted to the Named Executive Officers and which were outstanding at March 31, 2020, expressed in Canadian dollars:

	Option-based Awards				Share-based Awards(3)
Name	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration date	unexercised in-	shares or	payout value	payout value
	underlying	price		the-money	units of	of share-	of vested
	unexercised	($)		options	shares that	based	share-based
	options			($)(1)	have not	awards that	awards not
	(#)				vested	have not	paid out or
					(#)	vested	distributed
						($)(2)	($)
Frank	2,500,000	$0.30	Sept 14, 2027	Nil	500,000	$95,000	N/A
Holmes	500,000	$0.29	Feb 10, 2030	Nil
Darcy	500,000	$0.27	Dec 21, 2028	Nil	500,000	$95,000	N/A
Daubaras	500,000	$0.29	Feb 10, 2030	Nil

(1) The value of unexercised in-the-money Options is calculated by multiplying the difference between the closing price of the Corporation’s common shares on the TSX Venture Exchange on March 31, 2020, which was $0.19, and the Option exercise price, by the number of outstanding options (both vested and unvested).

(2) Market value of the RSUs was calculated by multiplying the number of unvested RSUs, respectively, by the market value of the underlying shares on March 31, 2020, which was $0.19.

(3) This table sets forth all RSUs that have been granted to each NEO and are outstanding as at March 31, 2020.

Incentive Plan Awards – Value Vested or Earned During the Year

1,000,000 stock options were granted to Named Executive Officers during the year ended March 31, 2020, however, none of these options vested during the year ended March 31, 2020. 312,500 stock options that were previously granted to Named Executive Officers vested during the year ended March 31, 2020.

1,000,000 restricted share units were granted to Named Executive Officers during the year ended March 31, 2020, however, none of these options vested during the year ended March 31, 2020. There were no restricted share units granted to Named Executive Officers prior to the year ended March 31, 2020.

The following table summarizes, for the Named Executive Officers of the Corporation, the value of incentive plan awards vested or earned during the year ended March 31, 2020, expressed in Canadian dollars:

Non-equity incentive plan
NEO Name	Option-based awards – Value	Share-based awards – Value	compensation – Value
	vested during the year	vested during the year	earned during the year
	($)	($)	($)
Frank Holmes	Nil	Nil	Nil
Darcy Daubaras	Nil (1)	Nil	100,000

(1) 312,500 of Mr. Daubaras’ stock options vested during the year ended March 31, 2020, however because the exercise price of these options was equal to or greater than the market price of the Common Shares on the date of vesting, the value vested was nil.

NAMED EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS

The Corporation has entered into written agreements with certain of its NEOs, namely Darcy Daubaras, which contain terms relating to duties, salaries, compensation, benefits, termination, change of control and severance. The benefits provided to the above mentioned NEOs are standard benefits which include life insurance, short and long-term disability insurance, health and medical insurance programs and plans. The following sets out further details for the above mentioned NEO relating to their agreement with the Corporation:

Darcy Daubaras

Effective October 1, 2018, the Corporation and Darcy Daubaras entered into an agreement whereby Mr. Daubaras fulfills the role of Chief Financial Officer of the Corporation on a full time basis. Pursuant to this agreement, Mr. Daubaras is entitled to receive an annual salary in the amount of $180,000.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Pursuant to the agreement entered into between the Corporation and Mr. Daubaras, Mr. Daubaras is entitled to compensation from the Corporation in the event of termination without cause in the amount equal to one month salary for every full year of employment. Assuming Mr. Daubaras was terminated without cause on March 31, 2020, he would be entitled to receive $15,000.

The agreement with Mr. Daubaras also provides that if, within 12 months of a change of control of the Corporation, Mr. Daubaras is terminated without cause or resigns for “good reason”, Mr. Daubaras will be entitled to receive a lump sum payment equal to 6 months of his annual salary and all stock options granted to him will immediately accelerate, vest, and become fully exercisable. Assuming Mr. Daubaras was terminated without cause or resigned for “good reason” on March 31, 2020 following a change of control, he would be entitled to receive severance of $90,000.

DIRECTOR COMPENSATION

During the financial year ended March 31, 2020, there were seven individuals who served as a director of the Corporation for either all or a portion of the year, one of which was an NEO – namely Frank Holmes. Compensation for the NEOs has been discussed above.

The following table sets forth particulars of all compensation paid to directors who were not NEOs during the year ended March 31, 2020, expressed in Canadian dollars:

Name	Fees	Share-	Option-based	Non-equity	Pension	All other	Total
	Earned	based	Awards	Incentive Plan	Value	Compensation	($)
	($)	Awards	($)	Compensation	($)	($)
		($)		($)
Olivier Roussy	74,000	145,000 (7)	137,140 (8)	Nil	Nil	Nil	356,140
Newton (1)
Tobias Ebel (2)	74,000	145,000 (7)	137,140 (8)	Nil	Nil	252,323 (2)	608,463
Marcus New (3)	78,000	145,000 (7)	137,140 (8)	Nil	Nil	Nil	360,140
Dave Perrill (4)	36,000	145,000 (7)	137,140 (8)	Nil	Nil	Nil	318,140
Bjoern Arzt (5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Marco Streng (6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) Olivier Roussy Newton has served as a Director since August 23, 2017. Mr. Roussy Newton has assumed the role of Interim President on August 31, 2018.

(2) Tobias Ebel has served as a Director since August 23, 2017. Mr. Ebel received consulting fees in the amount of $252,323 for legal advisory services.

(3) Marcus New has served as an Independent Director since March 25, 2018.

(4) Dave Perrill has served as an Independent Director since October 21, 2019.

(5) Bjoern Arzt resigned as a Director on July 1, 2019.

(6) Marco Streng resigned as a Director on July 1, 2019.

(7) On February 10, 2020, the Corporation granted 500,000 restricted shares units (“RSUs”) (vesting quarterly over two years) to each of Messrs. Roussy Newton, Ebel, New and Perrill. All share-based awards for the year ended March 31, 2020 reflect a dollar amount of RSUs that were granted to each Director on February 10, 2020. Fair value of the RSUs was calculated using the closing price of the Corporation’s common shares on the TSX Venture Exchange on the trading day before the grant of February 7, 2020, which was $0.29. These values do not represent actual amounts received by the Directors as the value will depend on the market value of the shares on the date that the RSUs vest. None of these RSUs vested in the year ended March 31, 2020.

(8) On February 10, 2020, the Corporation granted 500,000 options (vesting quarterly over two years) to each of Messrs. Roussy Newton, Ebel, New and Perrill exercisable at a price of $0.29 per share until February 10, 2030. A “grant date fair value” has been attributed to these non-cash option-based awards. The value of these options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. These values do not represent actual amounts received by the Directors as the gain, if any, will depend on the market value of the shares on the date that the option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 120%; ii) expected life: 6.00 years; iii) risk-free interest rate: 1.32%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation’s financial statements.

Narrative Discussion

All directors who are not considered permanent management of the Corporation receive a director’s fee every quarter in the amount of $15,000. Since August 31, 2018, all directors (including directors who serve as interim management) also receive meeting fees in the amount of $2,000 per meeting for Board Meeting attendance due to the increased participation of the directors during the period of interim management. Stock options and RSUs are granted to the directors of the Corporation as an incentive and compensation for their time and efforts provided to the Corporation.

The Corporation’s directors and officers are covered under directors and officers liability insurance policies. As at March 31, 2020, the aggregate coverage amount applicable to those directors and officers under the policies was $15,000,000 per claim. The deductible is $100,000 per claim except $350,000 for securities claim but $500,000 for securities claims in the USA.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all outstanding share-based and option-based awards granted to the directors who were not NEOs and which were outstanding at March 31, 2020, expressed in Canadian dollars:

	Option-based Awards				Share-based Awards(3)
Name	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration	unexercised in-	shares or	payout value	payout value
	underlying	price	date	the-money	units of	of share-	of vested
	unexercised	($)		options	shares that	based	share-based
	options			($)(1)	have not	awards that	awards not
	(#)				vested	have not	paid out or
					(#)	vested(2)	distributed
						($)	($)
Olivier	2,500,000	$0.30	Sept 14, 2027	Nil	500,000	$95,000	N/A
Roussy	500,000	$0.29	Feb 10, 2030	Nil
Newton
Tobias Ebel	2,500,000	$0.30	Sept 14, 2027	Nil	500,000	$95,000	N/A
	500,000	$0.29	Feb 10, 2030	Nil
Marcus New	250,000	$2.00	Mar 26, 2028	Nil	500,000	$95,000	N/A
	2,000,000	$0.62	Sept 18, 2028	Nil
	500,000	$0.29	Feb 10, 2030	Nil
Dave Perrill	500,000	$0.29	Feb 10, 2030	Nil	500,000	$95,000	N/A

Bjoern Arzt	2,500,000 (4)	$0.30	Aug 1, 2020	Nil	N/A	N/A	N/A
Marco Streng	Nil	N/A	N/A	N/A	N/A	N/A	N/A

(1) The value of unexercised in-the-money Options is calculated by multiplying the difference between the closing price of the Corporation’s common shares on the TSX Venture Exchange on March 31, 2020, which was $0.19, and the Option exercise price, by the number of outstanding options (both vested and unvested).

(2) Market value of the RSUs was calculated by multiplying the number of unvested RSUs, respectively, by the market value of the underlying shares on March 31, 2020, which was $0.19.

(3) This table sets forth all RSUs that have been granted to each director and are outstanding as at March 31, 2020.

(4) Mr. Arzt exercised these options subsequent to March 31, 2020.

Incentive Plan Awards – Value Vested or Earned During the Year

2,000,000 stock options were granted to directors who were not NEOs during the year ended March 31, 2020, though, none of these options vested during the year ended March 31, 2020. 1,000,000 stock options that were previously granted to directors who were not NEOs vested during the year ended March 31, 2020.

2,000,000 restricted share units were granted to directors who were not NEOs during the year ended March 31, 2020, however, none of these options vested during the year ended March 31, 2020. There were no restricted share units granted to directors who were not NEOs prior to the year ended March 31, 2020.

The following table summarizes, for the directors of the Corporation who were not NEOs, the value of incentive plan awards vested or earned during the year ended March 31, 2020, expressed in Canadian dollars:

Non-equity incentive plan
Director Name	Option-based awards – Value	Share-based awards – Value	compensation – Value
	vested during the year	vested during the year	earned during the year

	($)	($)	($)
Olivier Roussy Newton	Nil	Nil	Nil
Tobias Ebel	Nil	Nil	Nil
Marcus New	Nil (1)	Nil	Nil
Dave Perrill	Nil	Nil	Nil
Bjoern Arzt	Nil	Nil	Nil
Marco Streng	Nil	Nil	Nil

(1) 1,000,000 of Mr. New’s stock options vested during the year ended March 31, 2020, however because the exercise price of these options was equal to or greater than the market price of the Common Shares on the date of vesting, the value vested was nil.

MANAGEMENT CONTRACTS

Management functions of the Corporation or any of its subsidiaries are not to any substantial degree performed by a person other than the directors or executive officers of the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out particulars of the compensation plans under which equity securities of the Corporation are authorized for issuance as of March 31, 2020.

EQUITY COMPENSATION PLAN INFORMATION

	A	B	C

	Number of	Weighted average	Number of securities
	securities to be	exercise price of	remaining available for
Plan Category	issued upon exercise	outstanding options,	future issuance under
	of outstanding	warrants and rights	equity compensation
	options, warrants		plans (excluding
	and rights		securities reflected in
column A)
Equity compensation plans	Options: 20,893,168	$0.57	Combined: 8,721,388 (3)
approved by securityholders (1)	RSUs: 3,100,000	N/A (2)
Equity compensation plans not	Nil	N/A	Nil
approved by securityholders
TOTALS:	23,993,168	$0.57	8,721,388

Note:

(1) Represents the Option Plan and RSU Plan of the Corporation. The maximum number of reserved shares under these plans is a combined 10% of the issued and outstanding common shares of the Corporation from time to time. The RSU Plan also has a fixed limit of 10,000,000. As at March 31, 2020, there were 327,145,564 common shares of the Corporation issued and outstanding.

(2) The common shares issuable upon exercise of vested RSUs are issuable at no additional consideration.

(3) The remaining available under the RSU Plan fixed limit is 6,900,000.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than "routine indebtedness" as defined in applicable securities legislation, since April 1, 2019, being the beginning of the most recently completed fiscal year of the Corporation, none of:

(a) the executive officers, directors, employees and former executive officers, directors and employees of the Corporation or any of its subsidiaries; or

(b) the proposed nominees for election as a director of the Corporation; or

(c) any associates of the foregoing persons;

is or has been indebted to the Corporation or any of its subsidiaries or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, and which was not entirely repaid on or before the date of this information circular.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director, senior officer or insider of the Corporation, no proposed nominee for director and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, "Informed Person" means (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an Informed Person or a subsidiary of the Corporation; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Corporation, other than the voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed in this Information Circular or in the Notes to the Corporation's financial statements for the financial year ended March 31, 2020 none of:

(a) the Informed Persons of the Corporation; or

(b) the proposed nominees for election as a director of the Corporation; or

(c) any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's financial year ended March 31, 2020 or in any proposed transaction which has materially affected or would materially affect the Corporation or any subsidiary of the Corporation.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended March 31, 2020 (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Shareholders at the Meeting. The Financial Statements, the Auditor's Report thereon, together with the related Management's Discussion and Analysis for the financial year ended March 31, 2020 are available on SEDAR at www.sedar.com. The Notice of Annual General Meeting of Shareholders, Information Circular, Request for Financial Statements and form of Proxy will be available from the Corporation's Registrar and Transfer Agent, Computershare Investor Services Inc., 510 Burrard Street, 3rd floor, Vancouver, British Columbia, V6C 3B9, or from the Corporation's head office located at WeWork c/o HIVE Blockchain Technologies Ltd., 555 Burrard Street, Vancouver, British Columbia, V7X 1M8.

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 "Continuous Disclosure Obligations" sets out the procedures for a shareholder to receive financial statements. If you wish to receive financial statements, you may use the enclosed form or provide instructions in any other written format. Registered shareholders must also complete and return the enclosed form or provide written instructions in order to receive the Financial Statements.

ELECTION OF DIRECTORS

Management is nominating five (5) individuals to stand for election. Each director of the Corporation is elected annually and holds office until the next annual general meeting of the Shareholders of the Corporation, until his successor is duly elected, or until his resignation as a director. In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

Advance Notice Provisions

At the Corporation’s annual general and special meeting of Shareholders held on August 23, 2017, the Corporation’s Shareholders voted to adopt amendments to the Corporation's Articles to include advance notice provisions (the “Advance Notice Provisions”). The Advance Notice Provisions include, among other things, a provision that requires advance notice be given to the Corporation in circumstances where nomination of persons for election to the Board are made by Shareholders of the Corporation. The Advance Notice Provisions set a deadline by which Shareholders must submit nominations (a “Notice”) for the election of directors to the Corporation prior to any annual or special meeting of Shareholders. The Advance Notice Provisions also set forth the information that a Shareholder must include in the Notice to the Corporation, and establish the form in which the Shareholder must submit the Notice for that notice to be in proper written form. In the case of an annual meeting of Shareholders, a Notice must be provided to the Corporation not less than 30 days and not more than 65 days prior to the date of the annual meeting.

As of the date of this Information Circular, the Corporation has not received notice of a nomination in compliance with the Advance Notice Provisions.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by management for election as a director, the Province and Country in which each person is ordinarily resident, the positions and offices which each presently holds with the Corporation, the period of time for which each person has been a director of the Corporation, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of common shares of the Corporation which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular.

The nominees for the office of director and information concerning them as furnished by the individual nominees are as follows. Management recommends, and the persons named in the enclosed Proxy intend to vote in favour of, the election of the following individuals as directors of the Corporation.

			No. of Common
Name, Province or State			Shares Beneficially
and Country of	Present Principal Occupation, Business	Date Served	Owned, or
Residence, and Position	or Employment (1)	as Director	Controlled or
with the Corporation (1)		Since	Directed, Directly
			or Indirectly (1)
Frank Holmes
Texas, USA	Chief Executive Officer and Chief	August 23,	10,570,000
	Investment Officer of U.S. Global	2017
Interim Executive	Investors
Chairman & Interim CEO
Tobias Ebel
Munich, Germany	Self-employed lawyer and Managing	August 23,	125,000
	Director of Logos Fund.	2017
Director
Marcus New,	CEO of InvestX Capital & Managing Partner of InvestX Master GP1. Former CEO of Stockhouse Publishing.
BC, Canada		March 25,	155,000
		2018
Director

No. of Common
Name, Province or State	Present Principal Occupation, Business	Date Served	Shares Beneficially
and Country of	or Employment (1)	as Director	Owned, or
Residence, and Position		Since	Controlled or
with the Corporation (1)			Directed, Directly
or Indirectly (1)
Dave Perrill
Minnesota, USA	Founder and CEO of Compute North.	October 21,	125,000
2019
Director
Ian Mann
Smith’s Parish, Bermuda	Retired Hedge Fund Manager	May 29,	Nil
2020
Director

Note:

(1) The information as to the Province and Country of residence, principal occupation and shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually as of November 12, 2020, being the Record Date of this information circular.

Pursuant to National Instrument 52-110, the Corporation is required to have an Audit Committee of its Board of Directors. The current members of the Audit Committee are Marcus New, Frank Holmes and David Perrill. See “Schedule A” below for further information on the Audit Committee of the Corporation.

CEASE TRADE ORDERS, CORPORATE AND PERSONAL BANKRUPTCIES, PENALTIES AND SANCTIONS

Other than as set out below, no proposed nominees for director have been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that:

(a) while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b) while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(c) while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d) has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Marcus New, was Chief Executive Officer and a director of Invictus when the securities of Invictus were cease traded by the British Columbia Securities Commission on December 8, 2011 and by the Alberta Securities Commission on March 9, 2012, for failing to file certain financial statements and management’s discussion and analysis (such cease trade orders were revoked on June 26 and 28, 2013 respectively).

Each of Frank Holmes, Olivier Roussy Newton, Tobias Ebel and Marcus New were directors of HIVE (Frank Holmes Interim Executive Chairman and Olivier Roussy Newton Interim President) during a management cease trade order issued by the British Columbia Securities Commission on July 30, 2019, in connection with the late filing of the Corporation’s March 31, 2019 annual financial statements and management’s discussion and analysis (such cease trade order was revoked on October 8, 2019 upon the filing of the relevant financial statements and management’s discussion and analysis).

AUDIT COMMITTEE DISCLOSURE

The charter of the Corporation's audit committee and the other information required to be disclosed by Form 52-110F2 are attached as Schedule "A".

CORPORATE GOVERNANCE

The information required to be disclosed by National Instrument 58-101 Disclosure of Corporate Governance Practices is attached to this information circular as Schedule "B".

APPOINTMENT AND REMUNERATION OF AUDITOR

The Board of Directors proposes to re-appoint Davidson & Company LLP, Chartered Professional Accountants, of Vancouver, British Columbia as auditors of the Corporation. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Davidson & Company LLP, Chartered Professional Accountants as auditors of the Corporation to hold office until the close of the next annual general meeting of the Corporation. It is proposed that the remuneration to be paid to the auditors of the Corporation be fixed by the Board of Directors of the Corporation. Davidson & Company LLP, Chartered Professional Accountants, have been auditor of the corporation since April 10, 2019.

Management recommends, and the persons named in the enclosed Proxy intend to vote in favour of, the re- appointment of Davidson & Company LLP, Chartered Professional Accountants, of Vancouver, British Columbia as auditors of the Corporation, and the remuneration to be paid to the auditors of the Corporation be fixed by the Board of Directors of the Corporation.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A. Re-Approval of Rolling Stock Option Plan

At last year's annual general meeting, the Corporation proposed and its Shareholders approved the Corporation's 10% “rolling” Option Plan. Under the policies of the TSX Venture Exchange, a rolling stock option plan must be re- approved on a yearly basis by shareholders. Shareholders will be asked to pass an ordinary resolution re-approving the Option Plan. The details of the Option Plan are set forth below.

(a) the Option Plan reserves, for issuance pursuant to the exercise of stock options, a maximum number of common shares of the Corporation equal to up to a maximum of 10% of the issued common shares of the Corporation at the time of any stock option grant;

(b) an optionee must either be an Eligible Charitable Organization or a Director, Employee or Consultant of the Corporation at the time the option is granted in order to be eligible for the grant of a stock option to the optionee;

(c) the aggregate number of options granted to any one Person (and companies wholly owned by that Person) in a 12 month period must not exceed 5% of the issued common shares of the Corporation calculated on the date an option is granted to the Person (unless the Corporation has obtained the requisite Disinterested Shareholder Approval);

(d) the aggregate number of options granted to any one Consultant in a 12 month period must not exceed 2% of the issued common shares of the Corporation, calculated at the date an option is granted to the Consultant;

(e) the aggregate number of options granted to all Persons retained to provide Investor Relations Activities must not exceed 2% of the issued shares of the Corporation in any 12 month period, calculated at the date an option is granted to any such Person;

(f) options issued to Persons retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months with no more than 1/4 of the options vesting in any 3 month period;

(g) the minimum exercise price per common share of a stock option must not be less than the Market Price of the common shares of the Corporation, subject to a minimum exercise price of $0.05;

(h) options can be exercisable for a maximum of 10 years from the date of grant (subject to extension where the expiry date falls within a "blackout period" (see (o) below);

(i) stock options (other than options held by a person involved in investor relations activities) will cease to be exercisable 90 days after the optionee ceases to be a Director (which term includes a senior officer), Employee, Consultant, Eligible Charitable Organization or Management Company Employee otherwise than by death, or for a "reasonable period" after the optionee ceases to serve in such capacity, as determined by the Board. Stock options granted to persons involved in Investor Relations Activities will cease to be exercisable 30 days after the optionee ceases to serve in such capacity otherwise than by death, or for a "reasonable period" after the optionee ceases to serve in such capacity, as determined by the Board;

(j) all options are non-assignable and non-transferable;

(k) Disinterested Shareholder Approval will be obtained for any reduction in the exercise price of a stock option if the optionee is an Insider of the Corporation at the time of the proposed amendment;

(l) the Option Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of a stock option in the event of a share consolidation, split, reclassification or other capital reorganization, or a stock dividend, amalgamation, merger or other relevant corporate transaction, or any other relevant change in or event affecting the common shares;

(m) upon the occurrence of an Accelerated Vesting Event (as defined in the Option Plan), the Board will have the power, at its sole discretion and without being required to obtain the approval of shareholders or the holder of any stock option, to make such changes to the terms of stock options as it considers fair and appropriate in the circumstances, including but not limited to: (a) accelerating the vesting of stock options, conditionally or unconditionally; (b) terminating every stock option if under the transaction giving rise to the Accelerated Vesting Event, options in replacement of the stock options are proposed to be granted to or exchanged with the holders of stock options, which replacement options treat the holders of stock options in a manner which the Board considers fair and appropriate in the circumstances having regard to the treatment of holders of common shares under such transaction; (c) otherwise modifying the terms of any stock option to assist the holder to tender into any take-over bid or other transaction constituting an Accelerated Vesting Event; or (d) following the successful completion of such Accelerated Vesting Event, terminating any stock option to the extent it has not been exercised prior to successful completion of the Accelerated Vesting Event. The determination of the Board in respect of any such Accelerated Vesting Event shall for the purposes of the Option Plan be final, conclusive and binding;

(n) in connection with the exercise of an option, as a condition to such exercise the Corporation shall require the optionee to pay to the Corporation an amount as necessary so as to ensure that the Corporation is in compliance with the applicable provisions of any federal, provincial or local laws relating to the withholding of tax or other required deductions relating to the exercise of such option; and

(o) a stock option will be automatically extended past its expiry date if such expiry date falls within a blackout period during which the Corporation prohibits optionees from exercising their options, subject to the following requirements: (a) the blackout period must (i) be formally imposed by the Corporation pursuant to its internal trading policies; and (ii) must expire upon the general disclosure of undisclosed Material Information; and (b) the automatic extension of an optionee's stock option will not be permitted where the optionee or the Corporation is subject to a cease trade order (or similar order under Securities Laws) in respect of the Corporation's securities.

"Consultant", "Director", "Disinterested Shareholder Approval", "Eligible Charitable Organization", "Employee", "Investor Relations Activities", "Management Company Employee", "Market Price", "Material Information", "Person" and "Securities Laws" all have the same definition as in the policies of the TSX Venture Exchange.

Management recommends, and the persons named in the enclosed Proxy intend to vote in favour of, the approval of the Option Plan.

The text of the resolution to be passed is as follows. In order to be passed, a majority of the votes cast at the Meeting in person or by Proxy must be voted in favour of the resolution.

"BE IT RESOLVED THAT the Corporation's Option Plan dated July 20, 2017 be and is hereby ratified, confirmed and approved, together with any amendments or additional provisions as the directors of the Corporation may deem necessary or advisable, provided that such amendments are not inconsistent with the policies of the TSX Venture Exchange."

B. Re-Approval of Restricted Share Unit Plan

Under the policies of the TSX Venture Exchange, the Corporation’s Restricted Share Unit Plan (the "RSU Plan") must be re-approved on a yearly basis by Shareholders. In order to be re-approved, the resolution must be passed by a majority of the votes cast by the holders of Shares present in person or represented by proxy at the Meeting. Unless instructions are given to decline to vote or to vote against concerning the following resolution, the persons whose names appear in the instrument of proxy intend to vote at the meeting in favor of the following resolution. The details of the Restricted Share Unit Plan are set forth below.

"BE IT RESOLVED THAT the Corporation's Restricted Share Unit Plan be and is hereby ratified, confirmed and approved, together with any amendments or additional provisions as the directors of the Corporation may deem necessary or advisable, provided that such amendments are not inconsistent with the policies of the TSX Venture Exchange."

The Board recommends that Shareholders vote FOR the re-approval of the RSU Plan.

Summary of the RSU Plan

Set out below is a summary of the RSU Plan. This summary is qualified in its entirety by the full text of the RSU Plan, a copy of which will be made available to Shareholders at the Meeting.

Eligibility

RSUs may be granted to any employee, director or consultant of the Corporation or its subsidiaries (collectively, "Eligible Persons"), other than persons conducting investor relations activities, from time to time by the Board, subject to the limitations set forth in the RSU Plan, but may not be granted when that grant would be prohibited by or in breach of applicable laws or any black out period then in effect.

Authority of the Board

The RSU Plan is administered by the Board or a committee thereof. Subject to the limitations of the RSU Plan, without limiting the generality of the foregoing, the Board has the power to: (i) determine which Eligible Persons (defined above) are to be granted RSUs and the number of RSUs to be issued to those Eligible Persons; (ii) determine the terms under which RSUs are granted; (iii) prescribe the form of agreement governing a particular grant of RSUs (the "RSU Agreement"); (iv) interpret the RSU Plan and determine all questions arising out of the RSU Plan and any RSUs granted pursuant to the RSU Plan; and (v) prescribe, amend and rescind rules and procedures relating to the RSU Plan.

Shares Reserved

The maximum number of Shares which may be reserved for issuance under the RSU Plan at any time is 10,000,000 Shares, subject to adjustment by the Board in the event of a change in the capital of the Corporation, and in combination with all share compensation arrangements of the Corporation, including the RSU Plan and the Option Plan, will not exceed 10% of the issued and outstanding Common Shares.

Limits on Participation

The RSU Plan provides for the following limits on grants, unless approval by Disinterested Shareholders in accordance with the rules of the TSXV is obtained:

  the maximum number of Shares reserved for issuance to insiders under the RSU Plan, together with any other share compensation arrangement, may not exceed 10% of the issued and outstanding Shares;

  the maximum number of RSUs that may be granted to insiders under the RSU Plan, together with any other share compensation arrangement of the Corporation, within a twelve month period, may not exceed 10% of the issued and outstanding Shares calculated on the grant date; and

  the maximum number of RSUs that may be granted to any one Eligible Person under the RSU Plan, together with any other share compensation arrangement of the Corporation, within a twelve month period, may not exceed 5% of the issued and outstanding Shares calculated on the grant date;

For so long as the Corporation is subject to the requirements of the TSXV (unless permitted otherwise by the rules of the TSXV): (i) the maximum number of RSUs that may be granted to a consultant, together with any other share compensation arrangement of the Corporation, within a twelve month period, may not exceed 2% of the issued and outstanding Common Shares calculated on the grant date.

Grants and Vesting of RSUs

The Board may in its own discretion, at any time, and from time to time, grant RSUs to Eligible Persons as it determines appropriate, subject to the limitations set out in the RSU Plan. The Board may designate one or more performance periods under the RSU Plan. In respect of each designated performance period and subject to the terms of the RSU Plan, the Board may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

At the time a grant of a RSU is made, the Board may, in its sole discretion, establish such performance conditions for the vesting of RSUs as may be specified in the RSU Agreement (the "Performance Conditions"). The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any Performance Conditions. The Board may determine that a RSU shall vest in whole or in part upon achievement of any one Performance Condition or that two or more Performance Conditions must be achieved prior to the vesting of a RSU. Performance Conditions may differ for Restricted Share Units granted to any one Eligible Person to whom RSUs have been granted (a "Participant") or to different Participants. Notwithstanding any other provision of the RSU Plan, the Board may in its sole and absolute discretion accelerate and/or waive any vesting or other conditions, including Performance Conditions, for all or any RSUs for any Participant at any time and from time to time. In no circumstances will RSUs credited to a Participant in respect of a Performance Period vest after three years following the end of the year of the grant date. Any RSUs in respect of a Performance Period that are not vested within three years following the end of the year of the grant date shall be cancelled and no vesting, payment or issuance shall be made under the RSU Plan in respect of such RSUs.

Third Party Offer

If an offer to purchase all of the outstanding Shares is made by a third party, the Board may, to the extent permitted by applicable law and upon giving each Participant written notice, effect the acceleration of the vesting of the RSUs granted under the RSU Plan.

Change of Control

Upon a Change of Control (as defined in the RSU Plan), all RSUs that are outstanding but unvested will automatically and irrevocably become vested in full.

Delivery of Shares or Cash

RSUs shall vest pursuant to the vesting schedule set out in a Participant's RSU Agreement and, subject to any black out periods then in effect, the Corporation shall redeem such RSUs only at the end of the Performance Period pertaining to the RSUs and issue from treasury one Share for each full RSU that has vested without any further action on the part of the Participant. The Shares issued upon redemption of RSUs shall be registered according to the information in the Corporation's records for a Participant. No partial RSUs may be issued. Notwithstanding the foregoing, at the sole election of the Corporation, the Corporation may redeem all or part of the vested RSUs by making a lump sum payment at the end of the performance period pertaining to the RSUs in respect of all RSUs to be redeemed at such time, equal to the amount determined by multiplying the number of RSUs credited to the Participant that are vested on such vesting date by the closing price of the Shares for the most recent trading day preceding the vesting date.

Tax and Tax Withholding

The Corporation shall require such Participant to pay or cause to be paid to the Corporation an amount as necessary so as to ensure that the Corporation is in compliance with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions in connection with the exercise of such RSUs (the "Source Deductions"); or in the event a Participant does not pay or cause to be paid the amount specified, then the Corporation shall be permitted to: (a) engage a broker or other agent on behalf of the Participant or Permitted Assign (as defined in the RSU Plan), at the risk and expense of the Participant, to sell a portion of the underlying Shares issued on the exercise of such RSU through the facilities of the TSXV, and to apply the proceeds received on the sale of such underlying Shares as necessary so as to ensure that the Corporation is in compliance with the applicable Source Deductions relating to the exercise of such RSUs, or (b) reduce the number of Shares to be issued to a Participant in respect of redeemed RSUs in an amount that is equal in value to the cash amount of the Source Deductions and pay the Source Deductions in cash as necessary. In addition, the Corporation shall be entitled to withhold from any amount payable to a Participant, such amount as may be necessary so as to ensure that the Corporation is in compliance with the applicable Source Deductions relating to the exercise of any RSU.

Termination of Employment

Unless otherwise determined by the Board in its sole discretion, or as specified in the applicable RSU agreement:

  upon the voluntary resignation or the termination for cause of a Participant, all of the Participant's RSUs which have been credited to the Participant but remain unvested will be forfeited without any entitlement to such Participant; and

  upon the termination without cause, the disability or the death of a Participant, the Participant or the Participant's beneficiary, as the case may be, shall for each grant of RSUs, have a number of RSUs become vested equal to a prescribed formula as set out in the RSU Plan.

No Compensation for Cancelled RSUs Awards

A Participant ceases to be an Eligible Person on the Participant's last day of actual and active employment with the Corporation or one of its subsidiaries. For the purposes of the RSU Plan, no period of notice of termination of employment that is or ought to have been given to a Participant, after the date on which the Participant ceases to be an Eligible Person shall be included in determining the Participant's entitlement under the RSU Plan.

Non-Transferability of RSUs

RSUs are non-assignable and non-transferable except by will or by the laws of descent and distribution. All benefits and rights granted under the RSU Plan may only be exercised by the Participant.

Amendments to the RSU Plan

Amendments Without Shareholder Approval

Subject to applicable laws and regulatory approvals, the RSU Plan may be amended without Shareholder approval for the following:

  minor changes of a "house-keeping nature";

  amending RSUs under the RSU Plan, including, with respect to advancing the date on which any RSU may vest, assignability and the effect of termination of a Participant, provided that such amendment does not adversely alter or impair any RSU previously granted to a Participant without the consent of such Participant;

  amendments necessary to comply with the provisions of applicable law or the applicable rules of the stock exchange on which the Shares are then listed, including with respect to the treatment of RSUs granted under the RSU Plan;

  amendments respecting the administration of the RSU Plan;

  amendments necessary to suspend or terminate the RSU Plan, provided that such amendment does not adversely alter or impair any RSU previously granted to a Participant without the consent of such Participant; and

  any other amendment not requiring shareholder approval under applicable law or the applicable rules of the stock exchange on which the Shares are then listed.

Amendments Requiring Shareholder Approval

Shareholder approval is required for the following amendments to the RSU Plan (provided that such shareholder approval is a requirement of the stock exchange where the Common Shares are listed for trading):

  the eligibility of a Participant in the RSU Plan;

  removing or exceeding the limits on participation in the RSU Plan;

  increasing the maximum number of Shares issuable under the RSU Plan;

  the expiry and termination provisions applicable to the RSUs; and

  granting additional powers to the Board to amend the RSU Plan without Shareholder approval;

Termination

The Board may terminate the RSU Plan at any time in its absolute discretion. If the RSU Plan is so terminated, no further RSUs will be granted, but the RSUs then outstanding will continue in full force and effect in accordance with the provisions of the RSU Plan.

Adjustments

The RSU Plan contains provisions for the adjustment in the number of Shares subject to the RSU Plan and issuable on redemption of RSUs in the event of a share consolidation, subdivision, substitution or reclassification, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital of the Corporation or from a proposed merger, amalgamation or other corporate arrangement or reorganization involving the exchange or replacement of Shares for those of another corporation.

OTHER MATTERS

As of the date of this information circular, management knows of no other matters to be acted upon at this Meeting. However, should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Financial information relating to the Corporation is provided in the Corporation’s comparative financial statements and related Management's Discussion and Analysis for the financial year ended March 31, 2020. Shareholders may contact the Corporation to request copies of financial statements and related Management's Discussion and Analysis at its head office, WeWork c/o HIVE Blockchain Technologies Ltd., 555 Burrard Street, Vancouver, British Columbia, V7X 1M8.

APPROVAL OF THE DIRECTORS

The directors of the Corporation have approved the content and the sending of this information circular.

DATED at Vancouver, British Columbia, this 12th day of November, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

"Frank Holmes"

Frank Holmes
Interim CEO and Interim Executive Chairman

SCHEDULE "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

FORM 52-110F2

AUDIT COMMITTEE DISCLOSURE

ITEM 1: THE AUDIT COMMITTEE'S CHARTER (the "Charter")

PURPOSE

The overall purpose of the audit committee (the "Audit Committee") of HIVE Blockchain Technologies Ltd. (the "Company") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the financial statements and related financial disclosure of the Company, and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. It is the intention of the Company's board of directors (the "Board") that through the involvement of the Audit Committee, the external audit will be conducted independently of the Company's management to ensure that the independent auditors serve the interests of shareholders rather than the interests of management of the Company. The Audit Committee will act as a liaison to provide better communication between the Board and the external auditors. The Audit Committee will monitor the independence and performance of the Company's independent auditors.

COMPOSITION, PROCEDURES AND ORGANIZATION

(1) The Audit Committee shall consist of at least three (3) members of the Board.

(2) At least two (2) members of the Audit Committee shall be independent and the Audit Committee shall endeavour to appoint a majority of independent directors to the Audit Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Audit Committee members' independent judgment. At least one (1) member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Company. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

(3) The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Audit Committee for the ensuing year. The Board may at any time remove or replace any member of the Audit Committee and may fill any vacancy in the Audit Committee.

(4) Unless the Board shall have appointed a chair of the Audit Committee, the members of the Audit Committee shall elect a chair and a secretary from among their number.

(5) The quorum for meetings shall be a majority of the members of the Audit Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6) The Audit Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7) Meetings of the Audit Committee shall be conducted as follows:

(a) the Audit Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Audit Committee. The external auditors or any member of the Audit Committee may request a meeting of the Audit Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Audit Committee; and

(c) management representatives may be invited to attend all meetings except private sessions with the external auditors.

(8) The internal auditors and the external auditors shall have a direct line of communication to the Audit Committee through its chair and may bypass management if deemed necessary. The Audit Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Audit Committee any matter involving questionable, illegal or improper financial practices or transactions.

ROLES AND RESPONSIBILITIES

(1) The overall duties and responsibilities of the Audit Committee shall be as follows:

(a) to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(b) to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(c) to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d) to report regularly to the Board on the fulfilment of its duties and responsibilities.

(2) The duties and responsibilities of the Audit Committee as they relate to the external auditors shall be as follows:

(a) to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c) review the audit plan of the external auditors prior to the commencement of the audit;

(d) to review with the external auditors, upon completion of their audit:

A. contents of their report;

B. scope and quality of the audit work performed;

C. adequacy of the Company's financial and auditing personnel;

D. co-operation received from the Company's personnel during the audit;

E. internal resources used;

F. significant transactions outside of the normal business of the Company;

G. significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

H. the non-audit services provided by the external auditors;

(e) to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(f) to implement structures and procedures to ensure that the Audit Committee meets the external auditors on a regular basis in the absence of management.

(3) The duties and responsibilities of the Audit Committee as they relate to the internal control procedures of the Company are to:

(a) review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Audit Committee may deem appropriate;

(c) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d) periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(4) The Audit Committee is also charged with the responsibility to:

(a) review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b) review and approve the financial sections of:

A. the annual report to shareholders;

B. the annual information form, if required;

C. annual and interim management's discussion and analysis;

D. prospectuses;

E. news releases discussing financial results of the Company; and

F. other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c) review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d) review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e) review and report on the integrity of the Company's consolidated financial statements;

(f) review the minutes of any audit committee meeting of subsidiary companies;

(g) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h) review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i) develop a calendar of activities to be undertaken by the Audit Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders.

(5) The Audit Committee shall have the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b) to set and pay the compensation for any advisors employed by the Audit Committee; and

(c) to communicate directly with the internal and external auditors.

REVIEW, AMENDMENT, AND MODIFICATION OF CHARTER

The Audit Committee shall review and reassess the adequacy of this Charter periodically as it deems appropriate.

This Charter may be amended or modified by the Board, subject to disclosure and other policies and guidelines of the Canadian Securities Administrators and applicable stock exchange rules.

ITEM 2: COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Audit Committee are Marcus New, Frank Holmes and Dave Perrill. Marcus New and Dave Perrill are independent members of the Audit Committee as defined in National Instrument 52-110 – Audit Committees ("NI 52-110") of the Canadian Securities Administrators. Frank Holmes, by virtue of his position as Interim Executive Chairman of the Corporation, is currently not considered independent within the meaning of NI 52- 110.

ITEM 3: RELEVANT EDUCATION AND EXPERIENCE

NI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

All of the members of the Corporation’s Audit Committee are financially literate as that term is defined in NI 52- 110. All members have an understanding of the accounting principles used by the Corporation to prepare its financial statements and have an understanding of its internal controls and procedures for financial reporting. In addition to each member's general business experience, the education and experience of each Audit Committee member relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:

Marcus New has been a director and an audit committee member for a number of technology reporting issuers for more than 20 years. Mr. New is the CEO and general partner in a private equity firm focused on investments in private technology companies – InvestX Master GP1 Ltd. Mr. New is the UDP and Chief Compliance Officer for InvestX Financial (Canada) ltd. a Canadian exempt market dealer. Mr. New is the Chief Compliance Officer and Supervisory Principle for Auctus Securities a USA broker dealer. Mr. New holds Series 24, 82, and 63 registrations. He holds a Bachelor of Arts degree in Business from Trinity Western University.

Frank Holmes’ experience as CEO and Chief Investment Officer of U.S. Global Investors, Inc., has given him the required experience to understand and assess the general application of the accounting principles used by the Corporation and to understand internal controls and procedures for financial reporting. Mr. Holmes served on the TSE listing committee in the 1980s and has over 40 years of experience as a research analyst, mining law, corporate finance and international business transactions and practices. As mentioned above, he currently serves as CEO and Chief Investment Officer of U.S. Global Investors, Inc. Mr. Holmes has served as a director and/or officer of U.S. Global Investors, Inc., a U.S. public company operating in the financial sector and U.S. Global Investors Funds since 1989. He has previous experience as an audit committee member and holds a Bachelor of Arts degree in Economics and Science from the University of Western Ontario.

Mr. Perrill is the founder and CEO of Compute North, a rapidly growing data center company that offers low-cost and efficient infrastructure services for clients in the blockchain, cryptocurrency mining and the broader high-performance computing space. Previously he founded and subsequently sold two technology companies, including an Internet Service and Managed Security Provider, which was acquired by Trustwave in 2013. Mr. Perrill has extensive experience in networking, data center engineering, software, and security. He holds a BS in Management Information Systems and an MBA in Finance from the University of Minnesota.

ITEM 4: AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Corporation's financial year ended March 31, 2020 was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, Davidson & Company LLP) not adopted by the Board.

ITEM 5: RELIANCE ON CERTAIN EXEMPTIONS

For the reasons set forth in Item 2 above, the Corporation is relying on the exemption in subsection 6.1.1(4) of NI 52- 110.

ITEM 6: PRE-APPROVAL POLICIES AND PROCEDURES

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable by the Audit Committee, on a case by case basis.

ITEM 7: EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees charged to the Corporation by the external auditor in each of the last two fiscal years are as follows:

	FYE 2019	FYE 2020
Audit fees for the year ended March 31	C$399,212	C$192,824
Audit related fees (1)	Nil	Nil
Tax fees	C$3,400	Nil
All other fees (non-tax) (2)	C$6,870	Nil
Total Fees:	C$409,482	C$192,824

Notes:

(1) This amount represents fees for interim reviews.

(2) This amount represents fees for valuation analysis support.

ITEM 8: EXEMPTION

In respect of the most recently completed financial year, the Corporation is relying on the exemption set out in subsection 6.1.1(4) and section 6.1 of NI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

SCHEDULE "B"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

FORM 58-101F2

CORPORATE GOVERNANCE DISCLOSURE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, HIVE BLOCKCHAIN TECHNOLOGIES LTD. (the "Corporation") is required to and hereby discloses its corporate governance practices as follows.

ITEM 1. BOARD OF DIRECTORS

The Board of Directors (the “Board”) of the Corporation facilitates its exercise of independent supervision over the Corporation’s management through frequent meetings of the Board.

The Board is currently comprised of six (6) directors. Marcus New, Dave Perrill, and Ian Mann are considered independent directors within the meaning of NI 52-110. Tobias Ebel is not considered an independent director because of his former position as Senior Management of the Corporation’s Switzerland subsidiary. Frank Holmes and Olivier Roussy Newton, by virtue of their positions as Interim Executive Chairman of the Corporation and Interim President of the Corporation respectively, are not considered independent within the meaning of NI 52-110.

ITEM 2. DIRECTORSHIPS

The new directors of the Corporation are directors of the following other reporting issuers:

Name	Name of Reporting Issuer
Frank Holmes	Goldspot Discoveries Inc. Thunderbird Entertainment Group Inc.
Olivier Roussy Newton	None
Tobias Ebel	None
Marcus New	Invictus Financial Inc.
Dave Perrill	None
Ian Mann	KOP Therapeutics Corp.

ITEM 3.  ORIENTATION AND CONTINUING EDUCATION

The Board briefs all new directors with the policies of the Board of Directors, and other relevant corporate and business information. In particular, the Board oversees an orientation program to familiarize new directors with the Corporation's business and operations, including the Corporation's reporting structure, strategic plans, significant financial, accounting and risk issues and compliance programs and policies, management and the external auditors. The Board oversees ongoing education for all directors.

ITEM 4.  ETHICAL BUSINESS CONDUCT

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Corporation or an affiliate of the Corporation, (ii) is for indemnity or insurance for the benefitof the director in connection with the Corporation, or (iii) is with an affiliate of the Corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Corporation at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Corporation for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Corporation and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

ITEM 5.  NOMINATION OF DIRECTORS

The Board is responsible for identifying individuals qualified to become new Board members and recommending to management new director nominees for the next annual meeting of the shareholders. The Board shall recruit and consider candidates for directors, including any candidates recommended by shareholders, having regard for the background, employment and qualifications of possible candidates.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, shown support for the Corporation’s mission and strategic objectives, and a willingness to serve.

ITEM 6.  COMPENSATION

The Corporation has a Compensation Committee which currently consists of the following members Dave Perrill and Frank Holmes. See above “Item 1” for the independence of these members.

The primary function of the Compensation Committee is to monitor and make recommendations to the Board in respect of the total compensation paid by the Corporation to its senior executives and significant consultants. The Compensation Committee has reviewed and approved the “Executive Compensation” section above.

ITEM 7.  OTHER BOARD COMMITTEES

The Corporation has a Corporate Governance Committee which currently consists of the following members: Frank Holmes and Ian Mann. See above “Item 1” for the independence of these members.

The primary function of the Corporate Governance Committee is to provide assistance to the Board in fulfilling its responsibility to the shareholders, potential shareholders and the investment community by doing the following:

1. developing and recommending to the Board corporate governance principles applicable to the Corporation;

2. identifying and recommending qualified individuals for nomination to the Board of Directors; and

3. providing such assistance as the Chair of the Board, if independent, or alternatively the lead director of the Board, may require.

The Board of Directors has no other committees other than the Audit Committee, the Compensation Committee, and the Corporate Governance Committee.

ITEM 8.  ASSESSMENTS

The Board assesses its needs with respect to rules and guidelines governing and regulating the affairs of the Board including the frequency and location of Board and committee meetings, procedures for establishing meeting agendas and the conduct of meetings, the adequacy and quality of the information provided to the Board prior to and during its meetings, and the availability, relevance and timeliness of discussion papers, reports and other information required by the Board.

The Board periodically reviews the competencies, skills and personal qualities of each existing director and the contributions made by each director to the effective operation of the Board and reviews any significant change in the primary occupation of the director.

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.